Exhibit 99.1

QTREX Announces Pricing of a $10 Million Registered Direct Offering of Ordinary Shares

The financing was led by continued support of an existing institutional investor along with participation from a new global institutional investor

Nes Ziona, Israel, August 20, 2026 (GLOBE NEWSWIRE) -- QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”) a company focused on advancing Additively Manufactured Electronics for quantum computing infrastructure, today announced that it has entered into a definitive securities purchase agreement with an existing institutional investor as well as a new global institutional investor for the purchase and sale of 11,111,111 ordinary shares in a registered direct offering (the “Offering”). The gross proceeds to the Company from the Offering are expected to be approximately $10 million, before deducting placement agent fees and other estimated offering expenses.

The closing of the Offering is expected to occur on or about August 21, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Offering includes continued participation from a prominent global institutional investor alongside a new institutional investor that is part of a well-established global investment management firm with a multi-decade track record.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

The ordinary shares are being offered and sold pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (“SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-289324), including a base prospectus, previously filed with the SEC on August 6, 2025, as amended on November 25, 2025, which was declared effective by the SEC on December 12, 2025. The Offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the receipt and use of proceeds from the Offering; and the filing of a prospectus supplement and the accompanying prospectus relating to the Offering. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 26, 2026.

Company Contact

QTREX Quantum

Email: info@q-trex.com

Phone: +972-9-9664485